EXHIBIT 16.1

March 26, 2021

Securities and Exchange Commission 100 F Street

Washington, D.C. 20549 Ladies and Gentlemen:

We are the former independent accountants for Body and Mind Inc. (the "Company"). We have been furnished with a copy of the Company's response to Item 4.01 of Form 8-K disclosing our dismissal as independent public accountants of the Company. We confirm our agreement with the statements made in such disclosure insofar as they relate to our firm. We are not in a position to agree or disagree with the statements in such disclosure regarding the appointment of or consultations with new independent accountants by the Company.

/s/ Marcum LLP

Marcum LLP

Costa Mesa, CA March 26, 2021

Marcum LLP  ■   600 Anton Boulevard   ■  Suite1600   ■ Costa Mesa, California 92626  ■  Phone949.236.5600   ■   Fax 949.236.5601   ■ www.marcumllp.com